**A AM 3/5/2003

VF 3-6-03

03014677

SE... ...E COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 28 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Management Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1828 Swift Suite 301 North Kansas City, Mo 64116
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Wolfe President 816-454-7100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Palmay & DeShazo, CPA's PC
(Name — if individual, state last, first, middle name)

300 Westport Road #201 Kansas City Missouri 64171
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AM 3/19/2003

OATH OR AFFIRMATION

I, William R. Wolfe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Management Service, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

William R. Wolfe
Signature

William R. Wolfe President
Title

Jean E. Knutter
JEAN E. KNUTTER
Notary Public - State of Missouri
County of Ray
My Commission Expires Dec. 5, 2005

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ✓ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Investment Management Services, Inc.
Audited Financial Statements
December 31, 2002

Investment Management Services, Inc.
Audited Financial Statements
December 31, 2002

Table of Contents

DeShazo and Company, PC

300 Westport Road
Suite 201
PO Box 32366
Kansas City, MO 64171

Joanne B. DeShazo
Certified Public Accountant
Voice 816-756-0020
Fax 816-756-1411

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Investment Management Services, Inc.
Gladstone, Missouri

We have audited the accompanying statement of financial condition of Investment Management Services, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the account-Ing principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Management Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeShazo and Company, PC

BY Joanne B DeShazo

February 24, 2003

Investment Management Services, Inc.
Balance Sheet
December 31, 2002

Exhibit A

Assets

Current Assets:		
Cash		$ 1,312
Commission receivable		2,285
Receivable - other		1,820
Total current assets		$ 5,417
Fixed Assets:		
Office equipment	$ 12,029	
Less: Accumulated depreciation	(10,977)	$ 1,052
Other Assets:		
Restricted cash (Includes $25,000 clearing deposit)	$ 25,020	
Investment	3,300	$ 28,320
Total Assets		$ 34,789

Liabilities and Stockholders' Equity

Current Liabilities:		
Accounts payable - trade		$ 4,695
Accrued dividends payable-preferred stock		1,119
Total current liabilities		$ 5,814
Stockholders' Equity		
Preferred stock - $1.00 par value; 150,000 shares authorized; 11,755 shares issued and outstanding	$ 11,755	
Common stock - $.01 par value; 1,000,000 shares authorized; 349,625 shares issued and outstanding, of which 59,500 are in treasury	3,496	
Additional paid in capital	329,931	
Retained earnings (deficit)	(304,873)	
Treasury stock	(11,334)	$ 28,975
Total Liabilities and Stockholders' Equity		$ 34,789

The accompanying notes are an integral part of these financial statements.

Investment Management Services, Inc.
Statement of Operations
December 31, 2002

Exhibit B

Income:		
Retail commissions		$ 46,526
Expenses:		
Accounting and auditing	$ 2,112	
Commissions expense	14,899	
Depreciation expense	1,190	
Dues and subscriptions	245	
Errors/bad debts	197	
Insurance	859	
Management fees	500	
Miscellaneous expense	870	
Office expenses	1,059	
Payroll taxes	1,259	
Postage	1,134	
Quotation equipment	10,301	
Regulatory fees	2,178	
Rent expenses	10,060	
Taxes and licenses	172	
Telephone	3,518	50,553
Income (loss) from operations		$ (4,027)
Other income (expense)		
Interest income	$ 229	
Miscellaneous income	711	
Interest expense	(34)	906
Net Profit (Loss)		$ (3,121)

The accompanying notes are an integral part of these financial statements.

Investment Management Services, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2002

Exhibit C

	Common Stock	Capital in Excess of Par Value	Preferred Stock	Treasury Stock	Accumulated Deficit	Total Equity
Balances, 12/31/2001	$ 2,996	$ 329,931	$ 11,755	$ (11,334)	$ (300,812)	$ 32,536
Issuance of Common Stock	500					500
Dividends declared					(940)	(940)
Net Profit (Loss)					(3,121)	(3,121)
Balances, 12/31/2002	$ 3,496	$ 329,931	$ 11,755	$ (11,334)	$ (304,873)	$ 28,975

The accompanying notes are an integral part of these financial statements.

Investment Management Services, Inc.
Statement of Cash Flows
December 31, 2002

Exhibit D

Cash flows from operating activities:		
Net Income (Loss)		$ (3,121)
Adjustments to reconcile net income (loss) to net cash provided (used)		
Depreciation expense	1,190	
Decrease in receivables	792	
Decrease in prepaid expense	350	
Increase in payables	671	
Net cash provided (used) by operating activities		3,003
Cash flows from investing activities		
Increase in Common Stock in exchange for Management consulting		500
Preferred dividends declared		(940)
Decrease in restricted cash		18
Increase in cash		$ (540)
Cash, December 31, 2001		1,853
Cash, December 31, 2002		$ 1,313

Supplemental information:

Interest paid: $ 34

The accompanying notes are an integral part of these financial statements.

Investment Management Services, Inc.
Notes to the Financial Statements
December 31, 2002

Note 1: Organization and summary of significant accounting policies

Organization: The company was organized on November 22, 1983, in the state of Delaware. The company is an investment banker and brokerage firm providing full investment services, primarily in the greater Kansas City area.

Accounting Policies: The company uses the accrual method of accounting; therefore, income is recorded when earned and expenses are recorded when incurred.

Property and Depreciation
Property is recorded at cost and depreciation is recorded over the estimated useful life of the assets.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2: Income Taxes

The company has signficant loss carryforwards. Therefore, there is no provision for income taxes. The loss carryforwards expire as follows:

Expiration Year	Expiration Amount	Total Net Operating loss carryfwd
2003	$ 24,673	
2005	4,271	
2006	7,956	
2007	3,793	
2011	2,153	
2018	2,666	
2019	1,117	
2021	4,351	
2022	2,677	$ 53,657

The tax benefit to be recognized under FASB 109 is	$ 10,731
The valuation allowance is	10,731
Net deferred tax asset	$ 0

Investment Management Services, Inc.
Notes to the Financial Statements

December 31, 2002

Note 3: Investment

The company has invested $3,300 (at cost) in warrants to buy 300 shares of NASDAQ stock. The stock is not currently publicly traded.

Note 4: Restricted Cash

This account is maintained to ensure compliance with SEC rule 15c3-1 regarding net capital requirements for brokers or dealers. No cash reserve is actually required by the SEC under rule 15c3-3, because of exemptions allowed for non-clearing brokers or dealers.

Investment Management Services, Inc.
Schedule of Supplementary Information required by Rule 17a-5
of the Securities and Exchange Commission
December 31, 2002

1 Net Capital (Rule 15C3-1)

Total ownership equity	$ 28,975
Less: nonallowable assets	(6,722)
Less: haircut on $25,000 money market deposit at 7%	$ (1,750)
NET CAPITAL	$ 20,503

2 Reserve requirement (Rule 15C3-3) None

3 Possession and control of securities (Rule 15C3-3) None
The company is exempt from this rule, because it promptly transmits all funds, does not hold securities, and clears all transactions with a clearing broker.

4 Reconciliation pursuant to Rule 17A5(d)4
Reserve requirement - There are no customer securities being held or balances due to customers. None

5 Reconciliation of net capital to audit report

Net capital per form X-17A5 Part II, line 10	$ 21,087
Audit adjustment to record increase in current payables	(584)
NET CAPITAL	$ 20,503

6 Discussion of material inadequacies

Net Capital	$ 20,503
Less: Net capital required (Rule 15c3-1)	(5,000)
Net capital excess	$ 15,503

There were no material inadequacies found.

DeShazo and Company, PC

300 Westport Road
Suite 201
PO Box 32366
Kansas City, MO 64171

Joanne B. DeShazo
Certified Public Accountant
Voice 816-756-0020
Fax 816-756-1411

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Investment Management Services, Inc

In planning and performing our audit of the financial statements of Investment Management Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeShazo and Company, PC

BY Jeanne B DeShazo

February 24, 2003